August 12, 1997




Insignia Financial Group, Inc.
One Insignia Financial Plaza
Greenville, SC  29602

Dear Sirs:

     We are acting as counsel to Insignia Financial Group, Inc., a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-8 with exhibits thereto (the "Registration Statement") filed by the Company under the Securities Act of 1933 (the "Act"), relating to the registration of 583,334 shares (the "Shares") of Class A Common Stock, par value $0.01 per share, of the Company. The Shares are issuable by the Company upon exercise of certain stock options and restricted share awards to be granted pursuant to the Company's 1992 Stock Incentive Plan, as amended (the "Plan").

     We have examined and relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of all such corporate records, documents, agreements and certificates of public officials and of representatives of the Company, and have made such investigation of law and fact as we have deemed appropriate for purposes of this opinion.

     Based upon, and subject to, the foregoing, we are of the opinion that the Shares are duly authorized and, upon issuance of the Shares in accordance with the Plan pursuant to restricted share awards or upon exercise of stock options (against payment of the exercise price thereunder), to be granted pursuant to the Plan, will be, validly issued, fully paid, and non-assessable.



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     We  hereby  consent  to the  filing  of this  opinion  as  Exhibit 5 to the
Registration Statement. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                                     Very truly yours,

                                                     /s/ Proskauer Rose LLP
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